UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                (Amendment No. 8)

                    Under The Securities Exchange Act Of 1934


                                Gucci Group N.V.
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                                (Name of Issuer)
                 Common Shares, nominal value NLG 2.23 per share
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                         (Title of Class of Securities)
                                   40156610-4
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                                 (CUSIP Number)
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                January 14, 2003
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                                Page 1 of 8 Pages

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1     NAME OF REPORTING PERSON
PINAULT-PRINTEMPS-REDOUTE S.A.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  / /
                                                                     (b)  /x/

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
BK (See Item 3)

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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  /  /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
France

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                               7      SOLE VOTING POWER
                                      55,479,784 (See Item 5)
      NUMBER OF
      SHARES                   -------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER
      OWNED BY                        -0-
      EACH
      REPORTING                -------------------------------------------------
      PERSON                   9      SOLE DISPOSITIVE POWER
      WITH                            55,479,784 (See Item 5)

                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,479,784 (See Item 5)

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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 /  /

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 55.2% (based upon outstanding shares) (See Item 5)

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14    TYPE OF PERSON REPORTING*
CO

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                            *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 8 ("Amendment No. 8") is filed by Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on March 29, 1999 by PPR, as previously amended by Amendment No. 1 filed on April 15, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on July 19, 1999, Amendment No. 4 filed on November 18, 1999, Amendment No. 5 filed on September 12, 2001, Amendment No. 6 filed on October 26, 2001 and Amendment No. 7 filed on December 26, 2002 (collectively, the "Schedule 13D"). PPR is filing this Amendment No. 8 on behalf of itself and its wholly owned subsidiary, Societe Civile de Gestion Financiere Marothi, a societe a responsabilite limite organized and existing under the laws of the Republic of France ("Marothi"), and Scholefield Goodmann BV, a private limited company organized and existing under the laws of The Netherlands and a wholly owned subsidiary of Marothi ("Scholefield"). This Amendment No. 8 relates to the common shares, nominal value NLG 2.23 per share (the "Common Shares") of Gucci Group N.V., a naamloze vennootschap organized under the laws of The Netherlands (the "Company"). Capitalized terms used in this Amendment No. 8 without definition shall have the meanings ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and supplemented as follows:

            The funds used to purchase the 1,104,000 Common Shares described under Item 4 below were obtained by PPR from available funds.

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended and supplemented as follows:

            Scholefield acquired an additional 1,104,000 Common Shares in transactions effected on the Amsterdam Stock Exchange between December 27, 2002 and January 15, 2003.

            As a result of these open market purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 55,479,784 Common Shares. Based upon 100,460,637 Common Shares which the Company has informed PPR are outstanding, as of November 30, 2002, PPR may be deemed to beneficially own 55.2% of the outstanding Common Shares.

            From time-to-time, depending on the market prices for the Common Shares, PPR may acquire additional Common Shares in open market purchases, negotiated transactions or otherwise, subject to the limitations set forth in the Restated SIA and other legal and contractual restrictions. Except as set forth in this Item 4, PPR presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and supplemented as follows:

            Scholefield acquired an additional 1,104,000 Common Shares in transactions effected on the Amsterdam Stock Exchange between December 27, 2002 and January 15, 2003.

            As a result of these open market purchases and when combined with the Common Shares previously owned, PPR may be deemed to beneficially own 55,479,784 Common Shares.

Based upon 100,460,637 Common Shares which the Company has informed PPR are outstanding, as of November 30, 2002, PPR may be deemed to beneficially own 55.2% of the outstanding Common Shares.

            Except as set forth in this Item 5 and in Item 4 above, none of SFP, Artemis, PPR, Purchaser and Mr. Pinault and none of the individuals named in
Exhibit 1 to the Schedule 13D as an executive officer or director of any of SFP, Artemis, PPR and Purchaser has engaged in any transactions with respect to the Common Shares during the past 60 days.

Item 7.     Material to Be Filed as Exhibits.

            Item 7 is hereby amended and supplemented as follows:

Exhibit 23 -      Common Share Purchases by Scholefield Goodmann BV on the
                  Amsterdam Stock Exchange between December 27, 2002 and January
                  15, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                    PINAULT-PRINTEMPS-REDOUTE S.A.



                                    By:         /s/ Serge Weinberg
                                       ---------------------------------------
                                       Name: Serge Weinberg
                                       Title: Chairman and Chief Executive
                                              Officer



January 15, 2003

                                  EXHIBIT INDEX


     EXHIBIT                           DESCRIPTION

Exhibit 23 -      Common Share Purchases by Scholefield Goodmann BV on the
                  Amsterdam Stock Exchange between December 27, 2002 and January
                  15, 2003.

                                                                      EXHIBIT 23

              COMMON SHARE PURCHASES BY SCHOLEFIELD GOODMANN BV
                         ON THE AMSTERDAM STOCK EXCHANGE
                BETWEEN DECEMBER 27, 2002 AND JANUARY 15, 2003

Purchases on the Amsterdam Stock Exchange (all amounts other than number of shares in Euros)

                      NUMBER OF COMMON    PRICE PER COMMON     TOTAL PURCHASE
                      SHARES PURCHASED        SHARE (euros)        PRICE (euros)

December 27, 2002          15,000               87.85             1,317,750
December 27, 2002          34,000               87.90             2,988,600
December 27, 2002          37,000               87.95             3,254,150
December 27, 2002          16,000               88.00             1,408,000
December 30, 2002          135,000              88.00            11,880,000
December 30, 2002          15,000               87.85             1,317,750
January 2, 2003            25,000               87.60             2,190,000
January 2, 2003            20,000               87.70             1,754,000
January 2, 2003            20,000               88.40             1,768,000
January 3, 2003            40,000               88.60             3,544,000
January 6, 2003            150,000              88.30            13,245,000
January 7, 2003            15,000               88.85             1,332,750
January 7, 2003            25,000               89.10             2,227,500
January 7, 2003            15,000               89.05             1,335,750
January 7, 2003            85,000               89.35             7,594,750
January 7, 2003            50,000               89.20             4,460,000
January 8, 2003            40,000               89.50             3,580,000
January 9, 2003            50,000               88.20             4,410,000
January 9, 2003            50,000               88.35             4,417,500

January 9, 2003            30,000               88.36             2,650,800
January 10, 2003           92,000               88.36             8,129,120
January 14, 2003           60,000               87.82             5,269,200
January 15, 2003           20,000               88.40             1,768,000
January 15, 2003           65,000               88.15             5,729,750
                           ------                                 ---------
TOTAL                     1,104,000                              97,572,370